                                                                       Exhibit 1

        GLOBAL-TECH APPLIANCES REPORTS FISCAL YEAR FINANCIAL RESULTS AND ANNOUNCES PLANS TO INSTALL AN OLED DISPLAY PILOT PRODUCTION LINE

Hong Kong, July 8, 2002 -- Global-Tech Appliances Inc. (NYSE: GAI) today announced its financial results for the fourth quarter and fiscal year ended March 31, 2002.

Net sales for the fiscal year ended March 31, 2002 were $85.3 million, compared to $108.4 million in the prior fiscal year. During the fiscal year, the Company experienced a decrease in net sales of $12.6 million when one of its large European customers filed for bankruptcy and was ultimately sold to a competitor. The Company reported a net loss of $3.0 million, or $0.25 per share, for fiscal year 2002, compared to a net profit of $2.8 million, or $0.23 per share, in fiscal year 2001. Excluding adjustments discussed below, the pro forma net income for fiscal year 2002 was $5.4 million, or $0.44 per share, compared with a pro forma net income of $10.3 million, or $0.85 per share, in fiscal year 2001.

The Company also announced the results of its assessment of its existing goodwill for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," which it adopted in the fourth quarter of fiscal 2002. As a result, the Company recognized an adjustment to goodwill of $5.3 million, which is being reported as a cumulative change in accounting principle and reduced reported earnings by $0.44 per share for the fourth quarter and the fiscal year. The change in accounting principle did not impact the Company's operations or cash position.

Net income for fiscal year 2002, excluding 1) the impact of the cumulative change in accounting principal and 2) a one-time charge of $3.0 million ($3.4 million less $0.4 million in minority interest) to write-down the value of certain fixed assets, primarily equipment, of its subsidiary, Lite Array, Inc., was $5.3 million, or $0.44 per share, compared to net income of $10.3 million, or $0.85 per share, in the prior fiscal year excluding one-time charges of $7.5 million. Results for fiscal year 2002 reflected ten month's operations of Lite Array, a developer and marketer of solid state flat-panel displays. Lite Array's net sales for the period were $0.2 million and its net loss for the period attributable to the Company was $2.4 million before the adjustments discussed above.

Net sales for the fourth quarter of fiscal 2002 were $17.7 million, compared to $23.5 million for the fourth quarter of fiscal 2001. Net loss for the fourth quarter of fiscal 2002, after the charges discussed above, which were taken in the fourth quarter, and the effect of the cumulative change in accounting policy, was $8.5 million, or $0.71 per share, compared to a net loss of $5.8 million, or $0.48 per share, for the corresponding quarter in fiscal 2001.

John C.K. Sham, President and Chief Executive Officer, said: "Despite the loss of business with Moulinex S.A. due to its bankruptcy during the fiscal year, sales of the Company's remaining appliance business performed well. The increase in floor care sales was primarily responsible for offsetting some of the decline in certain other product categories, including those we decided to exit last year. In addition, excluding Lite Array, SG&A was reduced by $1.6 million in fiscal year 2002 to achieve an operating margin of 7.1% on net sales due to successful cost control measures."

Mr. Sham continued, "While the Lite Array operation has continued to impact the Company's overall financial performance, we believe that our long-term strategy of transforming our business is on track. The Company recently approved a plan to install a pilot line in its facilities in Dongguan, China for the production of organic light emitting diodes (OLED) flat-panel displays, which we believe will further strengthen the Company's long-term growth strategy."

Mr. Sham concluded, "We remain confident that our efforts to develop and exploit new technology-oriented products, such as OLED flat-panel displays and products incorporating a heat engine, should enable the Company to expand and grow our business. Meanwhile, we believe that we have now achieved a sustainable mix of profitable appliance business that will continue to generate positive cash flow for the foreseeable future."

Global-Tech is an original designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Morphy Richards(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R), and West Bend(R).

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company's customers, product demand and market acceptance, the success of new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

       (Amounts expressed in United States dollars except per share data)

                                                                                      Years Ended March 31,
                                                                               ----------------------------------
                                                                                      2002              2001
                                                                               ----------------   ---------------
                                                                                  (unaudited)         (audited)
Net sales ...................................................................   $  85,302,067     $  108,378,912
Cost of goods sold ..........................................................     (65,104,520)       (85,563,357)
Gross profit ................................................................      20,197,547         22,815,555
Selling, general and administrative expenses ................................     (16,310,575)       (15,927,158)
Share of losses in joint venture ............................................        (980,622)                 -
Write-down of fixed assets ..................................................      (3,444,519)                 -
Write-off of inventory and tooling ..........................................               -         (4,991,407)
Loss on cessation of a product line .........................................               -         (2,523,293)
                                                                                -------------     --------------
Operating income (loss) .....................................................        (538,169)          (626,303)
Interest expense ............................................................        (125,950)          (269,297)
Interest income .............................................................       2,119,407          3,729,455
Other income, net ...........................................................         228,868            448,618
                                                                                -------------     --------------
Income before income taxes, minority interests and
      cumulative effect of change in accounting principle ...................       1,684,156          3,282,473
Provision for income taxes ..................................................        (481,183)          (513,147)
                                                                                -------------     --------------
Income before minority interests and cumulative effect of
      change in accounting principle ........................................       1,202,973          2,769,326
Minority interests ..........................................................       1,119,996                  -
                                                                                -------------     --------------
Income before cumulative effect of change in accounting principle ...........       2,322,969          2,769,326
Cumulative effect of change in accounting principle .........................      (5,321,928)                 -
                                                                                -------------     --------------
Net income (loss) ...........................................................   $  (2,998,959)    $    2,769,326
                                                                                =============     ==============
Income before cumulative effect of change in accounting principle
      per common share ......................................................   $        0.19     $         0.23
                                                                                =============     ==============
Net income (loss) per common share ..........................................   $       (0.25)    $         0.23
                                                                                =============     ==============
Weighted average number of shares outstanding ...............................      12,139,564         12,134,846
                                                                                =============     ==============

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                  (Amounts expressed in United States dollars)

                                                                                        Years Ended March 31,
                                                                                  ---------------------------------
                                                                                       2002               2001
                                                                                  ---------------    --------------
                                                                                    (unaudited)         (audited)
                                     ASSETS
Current assets:
     Cash and cash equivalents ................................................   $   57,461,353     $   28,489,112
     Short-term investments ...................................................                -         31,220,932
     Interest in joint venture ................................................          713,970                  -
     Accounts receivable, net .................................................       12,289,176          9,389,632
     Deposits prepayments & other assets ......................................        3,171,427          9,160,171
     Inventories, net .........................................................        9,926,314         14,898,127
                                                                                  --------------     --------------
         Total current assets .................................................       83,562,240         93,157,974

Property, plant and equipment .................................................       36,135,184         38,493,045
Intangible assets .............................................................        2,635,621             13,168
Loan to a director ............................................................          306,907            384,114
                                                                                  --------------     --------------
         Total assets .........................................................   $  122,639,952     $  132,048,301
                                                                                  ==============     ==============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Short-term bank borrowings ...............................................   $      790,176     $            -
     Current portion of long-term bank loans ..................................                -          1,138,505
     Accounts payable .........................................................        7,882,294         14,007,213
     Advance payments from customers ..........................................           51,148            184,408
     Accrued expenses .........................................................        3,721,162          3,737,457
     Income tax provision .....................................................        3,491,566          3,013,901
                                                                                  --------------     --------------
         Total current liabilities ............................................       15,936,346         22,081,484
Long-term bank loans ..........................................................          271,539            907,753
                                                                                  --------------     --------------
         Total liabilities ....................................................       16,207,885         22,989,237
                                                                                  --------------     --------------

Shareholders' equity:
     Preferred stock, par value $0.01; 1,000,000 shares authorized, no
       shares issued ..........................................................                -                  -
     Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000
       shares issued as of March 31, 2001 and March 31, 2002 ..................          128,300            128,300
     Additional paid-in capital ...............................................       81,661,840         81,661,840
     Retained earnings ........................................................       29,439,079         32,456,646
     Accumulated other comprehensive deficit ..................................         (197,025)          (550,257)
     Less: Treasury stock, at cost, 692,647 shares as of March 31, 2001;
       689,147 shares as of March 31, 2002 ....................................       (4,600,127)        (4,637,465)
                                                                                  --------------     --------------
         Total shareholders' equity ...........................................      106,432,067        109,059,064
                                                                                  --------------     --------------
         Total liabilities and shareholders' equity ...........................   $  122,639,952     $  132,048,301
                                                                                  ==============     ==============